EXHIBIT 5

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 2/11/25 to 3/7/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
2/11/2025	Sell	119,659	12.21
2/12/2025	Sell	9,088	12.12
2/13/2025	Sell	31,793	12.11
2/14/2025	Sell	2,800	12.12
2/18/2025	Sell	24,055	12.10
2/19/2025	Sell	29,893	12.12
2/20/2025	Sell	32,789	12.14
2/21/2025	Sell	7,259	12.19
2/25/2025	Sell	1,634	12.23
2/26/2025	Sell	7,603	12.26
3/3/2025	Sell	31,258	12.31
3/4/2025	Sell	27,621	12.32
3/5/2025	Sell	23,849	12.25
3/6/2025	Sell	30,429	12.15
3/7/2025	Sell	47,415	12.09